January 23, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Halliburton Company
Registration Statement on Form S-4
Filed December 22, 2014
File No. 333-201181

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Halliburton Company (“Halliburton”) hereby submits as Annex A updated pro forma financial information together with explanatory responses to comments received from the Staff by letter dated January 13, 2015 with respect to Halliburton’s Registration Statement on Form S-4 initially filed with the Commission on December 22, 2014, File No. 333-201181 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Capitalized terms used in this letter but not defined herein shall have the meaning ascribed to them in the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 149

Note 1. Basis of Pro Forma Presentation, page 153

1.	You state that you have “not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Baker Hughes assets to be acquired or liabilities, other than long-term debt, to be assumed and the related allocations to such items, including goodwill, of the merger consideration.” In light of this incomplete analysis, the pro forma adjustments necessary to give effect to the merger, except for long-term debt, have not been presented. Given that the objective of pro forma financial information as stated in Rule 11-02(a) of Regulation S-X is to “provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time,” we do not believe your unaudited pro forma condensed combined financial statements are in compliance with Article 11 of Regulation S-X. Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to comply with Article 11 of Regulation S-X.

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Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our proposed revised presentation in Note 2 on page 9 of the updated pro forma financial information attached hereto as Annex A, which reflects the preliminary valuation analysis that we have performed.

2.	Due to the preliminary nature of the allocations you are required to make in accordance with Article 11 of Regulation S-X as noted in our comment above, your note disclosure should identify any significant liabilities and tangible and intangible assets that are likely to be recognized upon final allocation of the merger consideration and any uncertainties regarding the effects of amortization periods assigned to the assets acquired.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our proposed revised disclosure in Note 2 on page 9 of the updated pro forma financial information attached hereto as Annex A.

3.	You state that the unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may be transacted prior to, or subsequent to, the consummation of the merger. Pro forma recognition should be given to either (1) the planned disposal or termination of revenue producing activities or (2) the impact of expected disposals in order for a merger to gain the approval of one or more U.S. regulatory agencies to the extent they are identifiable at the time the pro formas are prepared. Please revise your pro forma financial statements to include the effects of any planned or expected disposals. If operations to be disposed of are not identifiable with any reasonable certainty at this time, the notes to the pro forma financial information should disclose any contingencies and the reasonably possible impact on the financial statements.

Response: We acknowledge the Staff’s comment and have considered the S-X Article 11 requirements in our presentation of the pro forma financial information. Specifically, we considered S-X 11-02(b)(6) which requires that adjustments be included when they are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. We believe that potential divestitures would be directly related to the transaction and would have a continuing impact on the registrant, but we do not believe that the third criteria is met given the uncertainty as to the identity of the assets, business or product lines that antitrust authorities may require to be divested, and the form, terms and timing of any potential divestiture. While we have had initial discussions with relevant antitrust authorities, due to the preliminary nature of such discussions, we do not yet know which assets, businesses or product lines will be required to be divested or which company’s assets would be required to be divested. Because of such uncertainties, we believe that any adjustments to the pro forma financial statements to give effect to divestitures would not be factually supportable at this time, and therefore we are unable to, and have not, reflected any potential divestitures in the pro forma financial information in the Registration Statement. This fact has been disclosed in the notes to the pro forma financial information.

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In order to address the Staff’s comment, we have provided a sensitivity analysis for potential impacts to the pro forma financial information resulting from potential divestitures in Note 1 to the pro forma financial information on page 7 of Annex A. The sensitivity analysis describes the effect that the divestiture of assets generating each $1 billion of revenue from each of Halliburton and Baker Hughes would have on operating income, net income and earnings per share. The sensitivity analysis in each case assumes that each divestiture would include assets, businesses or product lines that achieve the average operating margin of Halliburton or Baker Hughes, as applicable, and assumes an effective tax rate and weighted average diluted shares outstanding for the pro forma combined company.

Note 2. Estimated Merger Consideration and Allocation, page 153

4.	We note from the table summarizing the components of the estimated merger consideration that you used your share price as of December 1, 2014. In your next filing, please ensure use of the most recent stock price at the time of filing for determining the value of stock to be issued in the transaction.

Response: We acknowledge the Staff’s comment and will use the most recent practicable date for the stock price in each future amendment to the Registration Statement. For purposes of the table on page 8 of the pro forma financial information attached hereto as Annex A, we have used Halliburton’s share price as of January 21, 2015

5.	We note you estimate a fair value per share of $9.23 for the Baker Hughes stock options outstanding that you will assume. Please expand your disclosure to describe how you estimated the per share value.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our proposed revised disclosure in Note 2 on page 8 of the updated pro forma financial information attached hereto as Annex A, reflecting the methodology by which we estimated the per share value of the Baker Hughes stock options.

Note 3. Pro Forma Adjustments, page 155

6.	We note pro forma adjustment (e) includes an adjustment to reflect “retention bonuses that will become payable at the time the merger is consummated.” Please tell us what factors make this adjustment factually supportable and directly attributable to the merger transaction.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our proposed revised disclosure in pro forma adjustment (f) on page 10 of the updated pro forma financial information attached hereto as Annex A to clarify that only the cash payments to be made to certain Baker Hughes employees as a result of change of control arrangements that existed prior to the date of signing of the Agreement and Plan of Merger (the “Merger Agreement”) become payable at the time the merger is consummated. The retention bonuses referred to in pro forma adjustment (f) may be allocated by Baker Hughes at any time from the date of signing of the Merger Agreement and the time the merger is consummated. The retention bonuses are not expressly required by the Merger Agreement to be contingent upon the merger closing, but they are directly attributable to the merger because the parties agreed under the terms of the Merger Agreement that such amounts could be paid by Baker Hughes in order to facilitate Baker Hughes retaining employees during the pendency of the transaction. Baker Hughes currently anticipates that any such retention bonuses would be payable at the closing of the merger.

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We look forward to answering any questions you may have on our responses and providing you with any additional information you may require. Please direct any questions or comments to our counsel at Baker Botts L.L.P., Kelly Rose, at 713-229-1796.

[Remainder of page blank]

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Sincerely,

HALLIBURTON COMPANY

By:	/s/ Robb L. Voyles
Robb L. Voyles
Executive Vice President and General Counsel

Annex A

[Attached]

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected Unaudited Pro Forma Condensed Combined Statement of Operations Information of Halliburton for the nine months ended September 30, 2014 and the year ended December 31, 2013 has been prepared to give effect to the merger as if the merger was completed on January 1, 2013. The Unaudited Pro Forma Condensed Combined Balance Sheet Information as of September 30, 2014 has been prepared to give effect to the merger as if the merger was completed on September 30, 2014.

The following selected Unaudited Pro Forma Condensed Combined Financial Information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2013 for statements of operations purposes, and on September 30, 2014 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 30. The following selected Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 149.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(In millions except per share data)
Pro Forma Condensed Combined Statement of Operations Information:
Revenue	$41,956	$51,693
Operating income	5,401	4,783
Income from continuing operations attributable to company	3,320	2,850
Diluted income from continuing operations per share attributable to company	2.47	2.05

As of September 30, 2014
(In millions)
Pro Forma Condensed Combined Balance Sheet Information:
Total assets	$72,488
Long-term debt	20,318
Total liabilities	36,926
Total shareholders’ equity	35,562

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION

The following table summarizes unaudited per share information for (i) Halliburton and Baker Hughes on a historical basis, (ii) Halliburton on a pro forma combined basis giving effect to the merger, and (iii) Baker Hughes on a pro forma equivalent basis based on the exchange ratio of 1.12 shares of Halliburton common stock per share of Baker Hughes common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2013 for income per share purposes, and on September 30, 2014 for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus beginning on page 149.

	Nine Months Ended September 30, 2014
	Historical
	Halliburton	Baker Hughes	Pro Forma Combined	Pro Forma Equivalent(1)
Basic income from continuing operations per share attributable to company	$2.99	$2.42	$2.48	$2.78
Diluted income from continuing operations per share attributable to company	2.97	2.40	2.47	2.77
Cash dividends per share	0.45	0.47	—	—
Book value per share at period end(2)	18.32	42.27	26.58	29.77

	Year Ended December 31, 2013
	Historical
	Halliburton	Baker Hughes	Pro Forma Combined	Pro Forma Equivalent(1)
Basic income from continuing operations per share attributable to company	$2.35	$2.47	$2.05	$2.30
Diluted income from continuing operations per share attributable to company	2.33	2.47	2.05	2.29
Cash dividends per share	0.525	0.60	—	—
Book value per share at period end(2)	16.02	40.97	28.72	32.16

(1)	Pro forma equivalent is calculated by multiplying the pro forma combined amounts by the exchange ratio of 1.12 shares of Halliburton common stock for each share of Baker Hughes common stock.
(2)	Historical book value per share is computed by dividing shareholders’ equity by the number of Halliburton or Baker Hughes common shares outstanding. Pro forma combined book value per share is computed by dividing pro forma combined shareholders’ equity by the pro forma number of Halliburton common shares outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

On November 16, 2014, Halliburton and Baker Hughes entered into a merger agreement under which, subject to the conditions set forth in the merger agreement, Baker Hughes will merge with and into Red Tiger LLC, a wholly owned subsidiary of Halliburton. As a result, Red Tiger LLC will continue to exist as a wholly owned subsidiary of Halliburton. Under the terms of the merger agreement, at the effective time of the merger, each share of Baker Hughes common stock (other than dissenting shares as described in “Appraisal Rights of Baker Hughes Stockholders” and other than shares held in Baker Hughes’s treasury or owned by Halliburton or any subsidiary of Baker Hughes or Halliburton, which will be cancelled for no consideration) will be converted into the right to receive 1.12 shares of Halliburton common stock and $19.00 in cash, with cash paid in lieu of fractional shares. Halliburton intends to finance the cash portion of the acquisition through a combination of cash on hand and debt financing.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 combines the historical consolidated statements of operations of Halliburton and Baker Hughes, giving effect to the merger as if it had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 combines the historical consolidated balance sheets of Halliburton and Baker Hughes, giving effect to the merger as if it had occurred on September 30, 2014. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma condensed combined financial statements; (ii) the historical financial statements of Halliburton and the accompanying notes in Halliburton’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014 and Halliburton’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this joint proxy statement/prospectus; (iii) the historical financial statements of Baker Hughes and the accompanying notes in Baker Hughes’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014 and Baker Hughes’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this joint proxy statement/prospectus; and (iv) additional information contained in, or incorporated by reference into, this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. Since the unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2014

(In millions)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and equivalents	$2,029	$1,209	$(452	)(a)	$2,786
Total Receivables, net	7,555	5,539	(19	)(b)	13,075
Inventories, net	3,650	4,150			7,800
Other current assets	1,613	913			2,526

Total current assets	14,847	11,811	(471)		26,187

Net Property, Plant, and Equipment	12,050	9,081	908	(c)	22,039
Goodwill	2,312	6,074	6,973	(d)	15,359
Other assets	2,374	1,676	4,853	(e)	8,903

Total assets	$31,583	$28,642	$12,263		$72,488

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,005	$2,745	$(19	)(b)	$5,731
Accrued employee compensation and benefits	986	777	129	(f)	1,892
Loss contingency for Macondo well incident	395	—			395
Other current liabilities	1,503	1,440			2,943

Total current liabilities	5,889	4,962	110		10,961

Long-term debt	7,816	3,894	8,608	(g)	20,318
Loss contingency for Macondo well incident	805	—			805
Employee compensation and benefits	580	584			1,164
Other liabilities	975	918	1,785	(h)	3,678

Total liabilities	$16,065	$10,358	$10,503		$36,926

Shareholders’ equity:
Common stock	$2,679	$433	$785	(i)	$3,897
Paid-in capital in excess of par value	299	6,977	11,783	(i)	19,059
Accumulated other comprehensive loss	(307)	(616)	616	(i)	(307)
Retained earnings	21,060	11,289	(11,424	)(i)	20,925
Treasury stock	(8,240)	—			(8,240)

Company shareholders’ equity	15,491	18,083	1,760		35,334
Noncontrolling interest in consolidated subsidiaries	27	201			228

Total shareholders’ equity	15,518	18,284	1,760		35,562

Total liabilities and shareholders’ equity	$31,583	$28,642	$12,263		$72,488

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2014

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Services	$18,332	$12,071	$(60	)(j)	$30,343
Product sales	5,768	5,845			11,613

Total revenue	24,100	17,916	(60)		41,956

Operating costs and expenses:
Cost of services	15,402	9,921	181	(j)	26,224
			720	(k)
Cost of sales	4,857	4,651	509	(k)	10,017
Activity related to the Macondo well incident	(195)	—			(195)
General and administrative	238	977	(706	)(k)	509
Research and engineering	—	461	(461	)(k)	—
Litigation settlements	—	62	(62	)(k)	—

Total operating costs and expenses	20,302	16,072	181		36,555

Operating income	3,798	1,844	(241)		5,401
Interest expense, net of interest income	(283)	(175)	(178	)(l)	(636)
Other, net	(43)	—			(43)

Income from continuing operations before income taxes	3,472	1,669	(419)		4,722
Provision for income taxes	(939)	(605)	147	(m)	(1,397)

Income from continuing operations	2,533	1,064	(272)		3,325
(Income) loss attributable to noncontrolling interest	3	(8)			(5)
Income from continuing operations attributable to company	$2,536	$1,056	$(272)		$3,320

Income from continuing operations per share attributable to company shareholders:
Basic	$2.99	$2.42			$2.48
Diluted	$2.97	$2.40			$2.47
Weighted average common shares outstanding:
Basic	848	437	54	(n)	1,339
Diluted	853	440	51	(n)	1,344

See notes to unaudited pro forma condensed combined financial statements

HALLIBURTON COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(In millions of dollars and shares except per share data)

	Historical
	Halliburton	Baker Hughes	Pro Forma Adjustments		Pro Forma Combined
Revenue:
Services	$22,257	$14,770	$(73	)(j)	$36,954
Product sales	7,145	7,594			14,739

Total revenue	29,402	22,364	(73)		51,693

Operating costs and expenses:
Cost of services	18,959	12,621	231	(j)	32,739
			928	(k)
Cost of sales	5,972	5,932	666	(k)	12,570
Activity related to the Macondo well incident	1,000	—			1,000
General and administrative	333	1,306	(1,038	)(k)	601
Research and engineering	—	556	(556	)(k)	—

Total operating costs and expenses	26,264	20,415	231		46,910

Operating income	3,138	1,949	(304)		4,783
Interest expense, net of interest income	(331)	(234)	(237	)(l)	(802)
Other, net	(43)	—			(43)

Income from continuing operations before income taxes	2,764	1,715	(541)		3,938
Provision for income taxes	(648)	(612)	189	(m)	(1,071)

Income from continuing operations	2,116	1,103	(352)		2,867
Income attributable to noncontrolling interest	(10)	(7)			(17)
Income from continuing operations attributable to company	$2,106	$1,096	$(352)		$2,850

Income from continuing operations per share attributable to company shareholders:
Basic	$2.35	$2.47			$2.05
Diluted	$2.33	$2.47			$2.05
Weighted average common shares outstanding
Basic	898	443	48	(n)	1,389
Diluted	902	444	47	(n)	1,393

See notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 2 will be measured at the closing date of the merger using the market price of Halliburton common stock at that time plus the cash consideration. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. Under the acquisition method of accounting, Halliburton will record all assets acquired and liabilities assumed at their respective acquisition-date fair values.

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations of the estimated consideration to such items. Halliburton will perform a detailed review of Baker Hughes’s accounting policies in connection with the completion of the merger and, therefore, has not identified all adjustments, if any, necessary to conform Baker Hughes’s financial records to Halliburton’s accounting policies. As a result, amounts used in these unaudited pro forma condensed combined financial statements will differ from ultimate amounts once Halliburton has determined the final allocation of the merger consideration, completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations, and identified any necessary conforming accounting policy changes for Baker Hughes. Accordingly, the final allocation of the merger consideration, which will be determined subsequent to the closing of the merger, and its effect on the results of operations, may differ materially from the estimated allocation and unaudited pro forma combined amounts included herein.

The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may be transacted prior to, or subsequent to, the consummation of the merger, as they are not identifiable with any reasonable certainty as of the date of this joint proxy statement/prospectus. For each reduction of revenue of $1 billion due to potential divestitures of a Halliburton-specific business, the impact to the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, would be as follows: $158 million and $107 million reductions in operating income, $111 million and $78 million reductions in income from continuing operations, and $0.08 and $0.06 reductions in diluted income from continuing operations per share. For each reduction of revenue of $1 billion due to potential divestitures of a Baker Hughes-specific business, the impact for the same respective periods would be as follows: $103 million and $87 million reductions in operating income, $72 million and $63 million reductions in income from continuing operations, and $0.05 and $0.05 reductions in diluted income from continuing operations per share. These reductions assume a pro forma combined effective tax rate of 29.6% and 27.2%, pro forma combined weighted average diluted shares outstanding for the respective periods of 1.344 billion and 1.393 billion and historical total company operating margin in the respective periods for, respectively, Halliburton, with respect to potential divestitures of a Halliburton-specific business, and Baker Hughes, with respect to potential divestitures of a Baker Hughes-specific business. Depending on the types and amount of businesses or assets divested, operating margins could be higher or lower, and thus actual divestitures will yield different results that could be materially different than the amounts discussed above.

The unaudited pro forma condensed combined financial statements also do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of Halliburton and Baker Hughes, or the costs necessary to achieve such cost savings, operating synergies and revenue enhancements.

Certain reclassifications have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined financial statements. These reclassifications have no impact on the historical operating income, income from continuing operations, income from continuing operations attributable to company, total assets, liabilities or shareholders’ equity reported by Halliburton or Baker Hughes. Upon consummation of the merger, further review of Baker Hughes’s financial statements may result in additional revisions to Baker Hughes’s classifications to conform to Halliburton’s presentation.

Note 2. Estimated Merger Consideration and Allocation

The estimated consideration is approximately $28.2 billion based on Halliburton’s closing share price of $40.69 on January 21, 2015. The value of the merger consideration will fluctuate based upon changes in the share price of Halliburton’s common stock and the number of Baker Hughes common shares, stock options, and other equity-based awards outstanding on the closing date. See “Treatment of Baker Hughes Equity Incentive Awards” for further information on conversion and vesting of these items.

The following table summarizes the components of the estimated consideration (in millions of dollars and shares, except for per share amounts and exchange ratio).

Estimated Baker Hughes fully dilutive shares outstanding*	434.9
Cash consideration (per Baker Hughes share)	$19.00

Estimated cash portion of purchase price	$8,263

Estimated Baker Hughes fully dilutive shares outstanding*	434.9
Exchange ratio (per Baker Hughes share)	1.12

Estimated total Halliburton common shares assumed to be issued	487.1
Halliburton share price**	$40.69

Estimated equity portion of purchase price	$19,820

Estimated total Baker Hughes stock options outstanding assumed by Halliburton	16.1
Estimated fair value per share	$9.79

Estimated stock option consideration	$158

Total estimated consideration assumed to be paid	$28,241

*	Represents Baker Hughes outstanding shares as of November 30, 2014. Excludes estimated Baker Hughes stock options outstanding, which are converted using a different exchange methodology in accordance with the merger agreement.

**	Reflects Halliburton’s share price as of January 21, 2015. The final purchase price per share and corresponding total consideration will be determined on the date of closing.

Halliburton anticipates using $263 million of cash on hand and approximately $8.0 billion of debt financing to fund the cash portion of the merger consideration.

Stock Option Assumptions

The estimated fair value per share of the Baker Hughes stock options assumed by Halliburton was estimated as of January 21, 2015 using the Black-Scholes valuation model utilizing the following assumptions:

Stock price	$40.69
Post-conversion exercise price	$33.41
Expected volatility	37%
Dividend yield	1.41%
Risk-free interest rate	1.68%
Expected term	1 year
Black-Scholes weighted average fair value per option	$9.79

Merger Consideration Sensitivity

The table below illustrates the potential impact to the total estimated consideration resulting from a 10% increase or decrease in Halliburton’s share price of $40.69 on January 21, 2015. For the purpose of this calculation, the total number of shares has been assumed to be the same as in the table above (in millions).

	10% increase in Halliburton share price	10% decrease in Halliburton share price
Cash consideration	$8,263	$8,263
Share consideration	21,802	17,838
Stock option consideration	193	125

Merger consideration	$30,258	$26,226

Preliminary Purchase Price Allocation

Halliburton has performed a preliminary valuation analysis of the fair market value of the Baker Hughes assets to be acquired and liabilities to be assumed and the related allocations to such items of the estimated consideration. The following table summarizes the allocation of the preliminary purchase price as of September 30, 2014 (in millions):

Total current assets	$11,811
Net Property, Plant, and Equipment	9,989
Goodwill	13,047
Other assets *	6,475
Total current liabilities	(5,091)
Long-term debt	(4,502)
Other non-current liabilities	(3,287)
Noncontrolling interest in consolidated subsidiaries	(201)

Total estimated consideration	$28,241

*	Includes $5.7 billion of intangible assets.

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value of Baker Hughes’s assets and liabilities. The final allocation will be determined subsequent to the closing of the merger once Halliburton has determined the final merger consideration and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in historical carrying values and fair value of property, plant, and equipment, (2) changes in allocations to intangible assets such as trademarks and trade names, in-process research and development, developed technology, including patents, and customer related assets, and (3) other changes to assets and liabilities.

Halliburton estimated the fair value adjustment to increase property, plant, and equipment would be approximately $908 million. This estimate of fair value is preliminary and subject to change once Halliburton has sufficient information as to the specific types, nature, age, condition and location of Baker Hughes’s property, plant, and equipment. A 10% change in the valuation of property, plant, and equipment would cause a corresponding increase or decrease in annual depreciation expense of approximately $67 million, assuming a useful life of 15 years. Halliburton has also estimated the fair value adjustment to increase Baker Hughes’s debt to fair value would be $608 million based on prevailing market prices at September 30, 2014. Halliburton has estimated that the fair value adjustment to increase deferred tax liabilities would be $1.8 billion, relating to estimated fair value adjustments for intangible assets, long-term debt, and property, plant, and equipment, at the

35% U.S. federal statutory tax rate. Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets to be acquired and liabilities to be assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

As part of the preliminary valuation analysis, Halliburton identified intangible assets including technology, trade names, and customer relationships. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows. Since all information required to perform a detailed valuation analysis of Baker Hughes’s intangible assets could not be obtained as of the date of this joint proxy statement/prospectus, for purposes of these unaudited pro forma condensed combined financial statements, Halliburton used certain high-level assumptions based on publicly available transaction data for the oilfield services industry.

The following table summarizes the fair values recorded for the Baker Hughes identifiable intangible assets and their estimated useful lives (in millions except for years):

	Estimated Fair Value	Weighted Average Estimated Useful Life	Annual Amortization Expense
Customer Relationships	$2,442	15.0	$163
Technology	1,960	15.0	131
Trade Names	932	25.0	37
In-Process Research and Development	322	indefinite	—

	$5,656		$331

These preliminary estimates of fair value and estimated useful life will likely differ from ultimate amounts once Halliburton has completed the detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $33 million, assuming an overall weighted-average useful life of 17 years.

Note 3. Pro Forma Adjustments

(a)	Reflects an adjustment to cash on hand that is payable upon consummation of the merger as follows: (i) $263 million representing the portion of the estimated cash consideration payable by Halliburton to the stockholders of Baker Hughes that is expected to be funded by cash on hand, in excess of proceeds used from estimated debt financing, (ii) $54 million representing an estimate of Halliburton’s debt issuance costs for new debt issued to fund the cash consideration, and (iii) $135 million representing an estimate of Halliburton’s merger-related transaction costs, including fees related to advisory, legal, investment banking, and other professional services, all of which are directly attributable to the merger. These are non-recurring charges and have been excluded from the unaudited pro forma condensed combined statements of operations. No adjustment has been made for merger-related costs to be incurred by Baker Hughes.

(b)	Reflects the elimination of accounts receivable and accounts payable in connection with each party’s revenue and expenses relating to the other party.

(c)	Reflects a fair value adjustment to Baker Hughes’s property, plant, and equipment. See Note 2 for further information.

(d)	To record the preliminary valuation of goodwill created as a result of the merger ($13.0 billion) and to eliminate the historical goodwill of Baker Hughes ($6.1 billion). See Note 2 for an explanation of the calculation of goodwill created.

(e)	Reflects an adjustment as follows: (i) a $4.8 billion increase to intangible assets to reflect the preliminary allocation of the purchase price to the fair value of Baker Hughes’s intangible assets ($5.7 billion fair value, less $0.9 billion historical intangible assets of Baker Hughes). See Note 2 for further information. (ii) $54 million of estimated debt issuance costs related to the issuance of new debt upon the consummation of the merger.

(f)	Reflects accrual for estimated cash payments to be made to certain Baker Hughes employees as a result of pre-existing change of control contractual provisions that will become payable at the time the merger is consummated. Also reflects retention bonuses to certain Baker Hughes employees that, pursuant to the terms of the merger agreement, may be allocated by Baker Hughes at any time from the date of signing of the merger agreement and the time the merger is consummated. These amounts are estimates and include certain assumptions based on decisions that have not been finalized. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the combined company.

(g)	Represents an aggregate pro forma adjustment to long-term debt, which includes: (i) an estimated net issuance of approximately $8.0 billion in new debt by Halliburton to finance a portion of the estimated cash consideration of the merger, and (ii) $608 million fair value adjustment of Baker Hughes debt based on prevailing market prices at September 30, 2014.

(h)	Represents an adjustment to deferred tax liabilities based on the U.S. federal statutory tax rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below (in millions):

Fair value adjustment to increase intangible assets	$4,799
Fair value adjustment to increase property, plant, and equipment	908
Fair value adjustment to increase long-term debt	(608)

5,099
U.S. federal statutory tax rate	35%

$1,785

(i)	Reflects adjustments to eliminate Baker Hughes’s historical equity balances and record estimated consideration at fair value (in millions).

Common stock issued as part of equity consideration of the merger	$1,218
Elimination of Baker Hughes historical common stock	(433)

Pro forma adjustment to common stock	$785

Equity consideration recorded as paid-in capital in excess of par value	$18,602
Stock option consideration recorded as paid-in capital in excess of par value	158
Elimination of Baker Hughes historical paid-in capital in excess of par value	(6,977)

Pro forma adjustment to paid-in capital in excess of par value	$11,783

Elimination of Baker Hughes historical accumulated other comprehensive income	$616

Pro forma adjustment to accumulated other comprehensive income	$616

Retained earnings impact from pro forma adjustments	(135)
Elimination of Baker Hughes historical beginning retained earnings	(11,289)

Pro forma adjustment to retained earnings	$(11,424)

(j)

Reflects the following adjustments: (i) elimination of revenue and cost of services for activity between Halliburton and Baker Hughes; (ii) intangible asset amortization expense as a result of the merger ($248 million and $331 million for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively) and the elimination of Baker Hughes’s historical intangible asset amortization expense ($79 million and $119 million, respectively); and (iii) incremental depreciation expense associated with the estimated fair value adjustment to Baker Hughes’s property, plant, and equipment over the estimated remaining useful life of 15 years. See Note 2 for further information of intangible assets and property, plant, and equipment.

(k)	Reflects certain reclassifications that have been made to the historical presentation of Baker Hughes to conform to the presentation used in the unaudited pro forma condensed combined statements of operations.

(l)	Represents incremental interest expense associated with continuing operations on the debt to be issued in connection with the merger, including amortization of the discount and issuance costs over the lives of the debt issued. Halliburton anticipates funding the cash portion of the acquisition through a combination of cash on hand and approximately $8.0 billion of debt financing with an estimated average annual interest cost of 3.5%. See “Description of Halliburton’s Debt Financing.” A change of 0.125% in the effective interest rate on the incremental debt would cause a change in annual interest expense of approximately $7 million, net of income taxes. The incremental interest expense on the debt associated with the merger is partially offset by a reduction in interest expense related to the amortization of Baker Hughes’s fair value of debt purchase price adjustment using an estimated 13-year amortization period that approximates the weighted average maturity of Baker Hughes’s long term debt.

(m)	Reflects the income tax effect of the pro forma adjustments, which was calculated using a 35% U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-merger activities.

(n)	Reflects the elimination of Baker Hughes weighted-average shares outstanding and the issuance of 487 million shares of Halliburton common stock to Baker Hughes stockholders as part of the equity portion of the merger consideration, along with 4 million equivalent option shares for the dilutive impact of Baker Hughes options outstanding (in millions).

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
	Basic	Diluted	Basic	Diluted
Halliburton weighted-average shares outstanding	848	853	898	902
New Halliburton shares to be issued	491	491	491	491

Pro Forma Combined shares outstanding	1,339	1,344	1,389	1,393